EXHIBIT 99.1

INDEPENDENT PROXY ADVISORY FIRMS, ISS AND GLASS LEWIS, RECOMMEND VIZSLA SILVER SHAREHOLDERS VOTE FOR THE PROPOSED ARRANGEMENT WITH VIZSLA ROYALTIES CORP. AT THE UPCOMING SPECIAL MEETING OF SHAREHOLDERS

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, June 5, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that the two leading independent proxy advisory firms Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis") have each recommended Vizsla Silver shareholders ("Shareholders") vote "FOR" the spinout by way of a plan of arrangement (the "Arrangement") between Vizsla Silver and Vizsla Royalties Corp. ("Spinco") at the upcoming Special Meeting of Shareholders (the "Meeting") to be held on June 17, 2024.

The Board of Directors of Vizsla Silver recommends that Shareholders vote FOR the special resolution approving the Arrangement.

Independent Third-Party Proxy Advisory Recommendations

The two leading independent, third-party proxy advisory firms, ISS and Glass Lewis have both recommended that Shareholders vote FOR the Arrangement

"We are excited to create value for shareholders through this royalty spin-out," commented Michael Konnert, President & CEO. "Vizsla believes that spinning out the royalty into its own company will allow shareholders another avenue for exposure to the entire Panuco district, both the center of mass we are developing and the potential new discoveries in rest of the district for years to come. We are grateful that these leading proxy advisors are supportive of the transaction."

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

The proxy voting deadline is 10:00 a.m. (PST) on Thursday, June 13, 2024

Meeting Details

The Meeting will begin on Monday, June 17, 2024, at 10 a.m. (PST). The Meeting will be held in person at 555 Burrard Street, 11th Floor, Suite 1165, Vancouver, British Columbia.

For complete details and links to all relevant documents related to the Meeting please visit https://vizslasilvercorp.ca.

Shareholder Questions

Shareholders who have questions about voting their shares or attending the Meeting may contact the Company's proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
Toll Free: 1-877-452-7184 (for Shareholders in North America)
International: +1 416-304-0211 (for Shareholders outside Canada and the US)
By Email: assistance@laurelhill.com

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 07:00e 05-JUN-24